 EXHIBIT 10.6

TRADEMARK AND DESIGN LICENSE AGREEMENT

     This Agreement made and entered into effective the1st day of January, 2003, by and between TANNING RESEARCH LABORATORIES, INC. ("TANNING"), a Florida corporation having offices at 1190 U.S. Highway 1, North, Ormond Beach, Florida, 32174, and AMERICAN WATER STAR, INC. ("AWS"), a Nevada corporation having offices at 4560 South Decatur #204, Las Vegas, Nevada:

W I T N E S S E T H:

     WHEREAS, TANNING has adopted, has used, and is using the term HAWAIIAN TROPIC as a trademark to identify sun-tanning oils and lotions, sun and wind screens, skin moisturizers and moisteners for tan preservation, sunburn ointments, shampoos, hair conditioners, hand and body lotions, lip balms, t-shirts, swimwear, and sportswear all sold by it which trademark has been registered or is being registered by TANNING in the United Patent and Trademark Office; and

     WHEREAS, AWS is desirous of' creating, producing, marketing, advertising, and selling Flavored Water as described on Exhibit A bearing the HAWAIIAN TROPIC trademark (the "LICENSED GOODS"); and

     WHEREAS, AWS seeks authorization to use the name, HAWAIIAN TROPIC, all such use subject to the terms of this Agreement; and

     WHEREAS, TANNING may desire to use for promotional purposes items from. AWS's unsold inventory of the LICENSED GOODS, to be purchased at a price of AWS's net wholesale price less 20%. Promotional purpose items shall be defined as item s purchased by TANNING not for ultimate resale to. a consumer through a retailer (sale of items to company employees shall be considered promotional sales). TANNING shall retain the absolute right to purchase promotional purpose items of like kind to the LICENSED GOODS from sources other than AWS, if TANNING wishes; and

     WHEREAS, it is the desire and intention of the parties that AWS be permitted to create, produce, market, advertise and sell the LICENSED GOODS in the LICENSED TERRITORY described in Exhibit B (hereinafter "'LICENSED TERRITORY"), except as restricted later herein;

     NOW, THEREFORE, in consideration of the following mutual covenants the parties hereto agree as follows:

TRADMARK LICENSE

1. TANNING hereby 1icenses AWS to produce, market and sell on an exclusive basis in the LICENSED TERRITORY, subject, to the terms of this Agreement, items bearing the HAWAIIAN TROPIC trademark in (all of which items are defined. as the "LICENSED GOODS"), provided the quality of the LICENSED GOODS are produced, marketed, and sold in accordance with all applicable local, state and federal. rules, regulations, and laws; and the style and placement of the HAWAIIAN TROPIC trademarks and designs on them meet with TANNING's approval.

NON-DIVISIBLE

2. AWS acknowledges that the trademark and designs are nondivisible and shall not be transferred, assigned, or sublicensed, in whole or in part. by AWS.

LICENSED ROYALTY AND GUARANTY

3. AWS agrees to pay TANNING a royalty of four percent(4%) of invoice sales (net of shipping and sales taxes) of the LICENSED GOODS, said royalty to accrue from the first date of sale by AWS and to be paid TANNING within thirty (30) days from. the end of the quarter in which the LICENSED GOODS are shipped or, at the termination or revocation of this Agreement, whichever occurs first. AWS shall pay upon the signing of this Agreement a nonrefundable advance royalty payment in the amount of $25,000.00 which shall be credited against the first royalty amounts owed Tanning by AWS.

AWS and its principal signing below hereby jointly and severally guarantee the minimum royalty payments to TANNING established in Exhibit "C" during each year or any part thereof that this Agreement is in effect, including any renewal period.

TERM OF LICENSE

4. The license shall remain in effect for a period of three (3) years from Januaary 1, 2003, only if each of the guaranteed royalties of Exhibit "C' per year is paid TANNING. Otherwise this Agreement shall automatically terminate effective at the end of any calendar year in which AWS fails to satisfy the guaranteed royalties as required. Notwithstanding the foregoing, this Agreement may also be terminated upon ten (10) days' written notice by either party to the other upon the occurrencc of the following:

(a) AWS or TANNING shall go into receivership or bankruptcy in which event the license shall terminate immediately; or

(b) AWS or TANNING breaches one of the provisions of this Agreement in which event either party shall have the option of revoking the license after ten. (10) days' written notice to the other, which option shall remain in effect so long as the breach continues. Repair of the breach. more than ten (10) days after written notice of revocation has already been sent to the other party shall not serve to avoid revocation.

(c) AWS fails to have all samples of the tradernark and logo use presented to TANNING for pre-market approval.

(d) AWS fails to make payment of any royalty amounts due by thethirtieth (30th) day of the quarter following the month in which shipment occurred of that product on which royalty payments accrue.

The parties agree that AWS will have the option to renew this License Agreement for a three year period of this Agreernent exceed $10,000,000. The minimurn sales required per year during the three year renewall, if applicable, are S5,000,000.

PREMARKET APPROVAL OF GOODS AND DES1GNS

5. At least thirty (30) days prior to the date of availability of any new merchandise or new designs for sale by AWS, it shall provide.TANNING with mockup samples of each item., displaying the Hawaiian Topic trademark and/or logo it wishes to market. TANNING shall advise AWS in writing if such mockup sample of use is not suitable and shall so state in such advisement the specific reasons why such samples are not suitable. If TANNING does not adviseAWS of the unsuitability of the samples by no later than than the fifteenth (15th) day following the receipt by TANNING of such samples, then such samples shall be deemed to be suitable. Upon receipt by AWS of any such stated reasons of unsuittabilty, AMS shall not proceed to, sell such products until performing the correction necessary to make samples suitable. to TANNING. Upon written approval by TANNING of any later corrected samples, AWS may immediately proceed to manufacture and otherwise process all orders given it for the purchase of approved items AWS agrees to provide information and samples and artwork of each design use. AWS represents that, except for creative and intellectual property rights related to the Hawaiian Tropic trademark and/or Hawaiian Tropic logo, it owns all creative rights to any axtwork presented to TANNING for approval.

The pre-market approval rights required in this Paragraph 5 shall also apply to all AWS advertising, promotion. and point-of-purchase material displaying the HAWAIIAN TROPIC trademark and/or designs.

SUPPLY AND OWNERSHIP MATERIALS

6. The parties agree that TANNING shall be the sole owner of all master copies of the HAWAIIAN TROPIC trademark and each design approved by TANNING (which copies are intended to include positives, negatives, and screens) that shall be used to imprint Exhibit A items With the HAWAIIAN TROPIC trademarks and designs, regardless of which party incurred the expense of preparing those copies.

In the event of termination or revocation of this license, AWS agrees to immediately turn over to TANNING all master copies of the HAWIIAN TROPIC trademark and copyrighted designs that AWS has in its possession or under its control.

ACKNOWLEDGEMENTS OF TRADEMARK VALIDITY

TANNING represents and AWS acknowledges and stipulates that the term HAWAIIAN TROPIC is a valid and, enforceable trademark owned exclusively by TANNING and that, pursuant to such ownership, TANNING has the exclusive right to use the terms HAWAIIAN TROPIC in whatever style and accompanied by whatever design or artwork, as decoration, ornamentation, adornment or indication of sorts, origins, sponsorship, affiliation or endorsement on or for any goods or services. AWS agrees never to contend otherwise in legal proceedings or in any other circumstances, nor to use the term HAWAIIAN TROPIC, or any other TANNING trademark or copyrighted designs, in, any of the ways, including those just enumerated, except under the authorization of this or some other written license agreement with TANNING or its successor-in-interest to HAWAIIAN TROPIC trademark and design.

AWS also acknowledges and stipulates that the HAWIIAN TROPIC, trademark registration :is valid and enforceable, and it agrees never to contest the validity or enforceability of that registration in any legal proceedings or otherwise. AWS acknowledges that its use of the favor any right, HAWIIAN TROPIC trademark shall not create in AMW'S favor any right, titlc or interest to the trademarks and/ or copyriqhts., and AWS agrees that it will not represent, in any manner, that it has any ownership interest in said trademarks and designs.

AWS acknowledges that it is aware that Tanning has not yet registered or commenced using the HAWIIAN TROPIC tradernark for any flavored water products, but it agrees that the trademark is so well known that such use of the name HAWIIAN TROPIC, if not controlled by Tanning,would be likely to cause confusion among consumers and/or dilution:of the value of the trademark.

AWS agrees that itwill note on all its use of the Hawaiian Tropic Trademark that it is owned by Tanning and being used under a License Agreement as an independent Licensee.

NOTIFICATION OF INFRINGING USES

8. AWS agrees to promptly notify TANNING of any unlicensed use by third parties of HAWAIIAN TROPIC trademark and designs or marks confusingly similar thereto, of which AWS should happen to learn, and AWS agrees to take no action, of any kind with respect to such unlicensed use except with the express written authorization of TANNING. TANNING may prosecute action against infringers if it determines in its sole and absolute discretion.

REPORTING REQUIREMNTS

9.

(a) AWS shall keep complete, accurate, current and itemized records and books of account, including, but not limited to, complete, accurate current and itemized records of all (i) sales transactions invoiced by AWS, including the identity, of the purchaser and the date, quantity and total sales price for each transaction, (ii) an inventory of all LICENSED GOODS manufactured by AWS.

Such records and books of account shall be maintained in whatever form TANNING may reasonably specify. All books records, correspondence, and other data maintained pursuant to this paragraph or which are otherwise related to thc LICENSED GOODS or to AWS's efforts or obligations hereunder. shall be available for inspection and copying by TANNING at any time during normal business hours and for a period of two (2) years following the termination of this Agreement, from whatsoever cause arising.

(b) AWS shall furnish to TANNING, quarterly, a complete report of shipments in dollars. Such reports and schedule shall be submitted. on such form or forms as may be designated by TANNING. Monthly reports and schedules hereunder shall be sent to the Company within thirty (30) days after the last day of the month for which such reports and schedules are made. TANNING may, in its discretion, require AWS to include with such reports a complete statement by sales transactions containing the information specified in Subparagraphs (a)(i) and (a)(ii) of this Paragraph.

(c) TANNING shall have the right at. any reasonable time to inspect AWS's office, facilities, equipment, materials and inventory pertaining to the manufacture, promotion and sale of the LICENSED GOODS covered under th Agreement.

(d) AWS agrees to accompany each royalty payment with a report as to how it was calculated, including a breakdown of sales according to purchaser, type of goods and selling price. AWS also agrees to provide quarterly reports of accrued and/or paid royalty payments as aforedescribed.

Upon request by TANNING, AWS will provide TANNING names and addresses of its printers and sub-contractors, and hereby grants TANNING the right to receive all information from its suppliers and printers relevant to purchases by AWS for production of all LICENSED GOODS.

INSPECTION OF BOOKS

10. AWS agrees to allow TANNING, or accountants or auditors hired by TANNING, to inspect AWS's books and records related to sales under this Agreement to determine whether AWS's reports are complete and accurate, provided that the inspection is conducted during normal business hours and TANNING gives reasonable advance notice to AWS of the time for the inspection. Unless required in litigation or preparation thereof, TANNING shall not disclose AWS's financial information to any third party unless such information is known or later becomes known within the public domain or is revealed to TANNING from a third party not in breach of a Confidentiality Agreement.

NON-AGENCY BETWEEN THE PARTIES

11. The partics intend that each party shall not be deemed to be an agent, partner, orjoint venturer, servant, or employee, of the other party as a result of, or in any transaction relating to, this Agreement, and each party agrees; not to represent or contend otherwiise; this is intended to mean among the other things that each party shall not in. anyway purport to pledge the other party's credit. or incur any obligations or liability on behalf of the other.

INDEMNIFICATION

12.

(a) AWS shall indemnify, defend, and hold harmless TANNING, its officers, employees, and agents from and against any and all claims, expenses (including reasonable outside attorneys' fees) asserted against imposed upon, or suffered by TANNING; arising out of, or resulting from any errors, ornissions, or commissions on AWS's part or by AWS's employees; agents,sub-contractors in connection with the performance under this Agreement, or the uses ;permitted hereunder, including, but not limited to, any claims for bodily injury, death or property damage, product liability, arising out of or resulting from any errors, omissions, or commissions. AWS agrees to provide evidence to TANNING of contractual and/or public liability insurance, with. broad form vendor's endorsement specifically naming TANNING as an additional insured with the minimum limits of liability in the amount of $5,000,000.00/$5,000,000 bodily injury coverage and $1,000,000.00 property damage coverage. TANNING agrees to notify AWS, in. writing, within twenty (20) days of receiving notice of such claims.

(b) TANNING shall indemnify, defend, and hold harmless AWS, its officers, employees, and agents from and against any and all claims, expenses (including reasonable outside. attorneys' fees) asserted. against, imposed upon, or suffered by AWS; arising out of, or resulting from a violation of this Agreement by Tanning, and additonally from any errors, omissions, or, commissions, on TANNING's part or by TANNING's employees, agents, or sub-contractors connection with the performance under this Agreement, or the uses permitted including, but not Himited to, any cla'r. L.s for bodily injury, death, or property damage, product liability, arising out of or resulting from TANNING's or its employees' errors, omissions, or comissions.

NO CHILD LABOR

13. AWS covenants and agrees that it shall utilize no child labor in the manufacture of the LICENSED GOODS subject to this Agreement, nor will it purchase items to be licensed under the Hawiian Tropic Tradernark from any sources which: utilize child labor in the manufacturer or production of' said LICENSED GOODS. The parties hereto intend that this commitment shall respect the International Self Regulatory Guidelines for Child Labor recognized by the Council of Better Business Bureaus and the American Association of Manufacturers. If any of the LICENSED GOODS are found to be produced in part or in whole by child labor, this License shall be immediately revocable at the discretion of TANNING.

ADDRESSEE

14. Payments made under this Agreement, as well as written notices or demands given to the parties under this Agreement, shall be deemed adequately sent if mailed by overnight mail with first class postage to the below-listed addresses, unless and until the sending party is notificd by the other of a change in address:

(a) if to TANNING:
TANNING RESEARCH LABORATORIES, INC.
1190 U.S. Highway #1, North
Ormond Beach, Florida 32174
Attention: Larry L. Adams, Cour.sel
(for all notices under this Agreement)
Attention: Bill Jennings, Vice President/ Finance
(for all financial reporting aiid payments)
Telephone: (386) 677-9559
Facsimile: (386) 615-8426

(b) If to AWS:
American Water Star, inc.
4560 South Decatur #204
Las Vegas, Nevada 89103
Attention: Roger Mohlman
Te1ephone: (800) 864-7827
Facsimile: (702) 740-7037

SEVERABILITY

15. If any of the terms of this Agreement are in conflict with any governing rule of law or any statutory provisions, then, such terms shall be deemed inoperative and null and void insofar as, there may be such a conflict, and this Agreement shall be deemed modified to confirm to such rule of law. The parties intend that so much of this Agreement as does not conflict: with any governing rule of law or statutory provision will continue to be valid and binding between them.

INTEGRATION, MODIFICATION AND RELEASE

16. This instrument reflccts the entire understanding and agreement between the parties and supersedes any and all prior negotiations, understandings, and agreements between them. As to future modification, any waiver of any, of the provisions of this Agreement, in order to be binding upon either of the parties, must, be in writing signed by both of thern.

CONFIDENTIALITY AND NON-DISCLOSURE

17.

(a) All books, records, correspondence, data, reports, schedules and other infornation relating to the business conducted by AWS ("Information") which AWS furnishes to TANNING for review, inspection or copying pursuant to this Agreement shall be held strictly confidential by TANNING, its officers, directors, employees and agents during the term of this Agreement. and for a period of two (2) years after the termination of this Agreement. TANNING acknowledges and agrees that the nature of such Information is considered confidential by AWS and that disclosure of such. Information to third partits, or use of it by TANNING for other than the purpose set forth herein, may severtly injurc AWS's business. TANNNING shall limit access to all Information provided to it under this Agreement to its directors, officers, employees, accountants and other representatives who reasonably require access to the Information for the purpose of evaluation in connection with this Agreement and who are informed by TANNING of the confidential nature of the Information. Any of the persons who are given acccss to such Information shall be informed of this Agreement in advance and TANNING shall. use all reasonable efforts to cause such pcrsons to comply with this Agreement.

(b) All Information so disclosed to TANNING shall remain the property of AWS and all documents and Information, including any comes of such Information, shall be returned to AWS within three (3) business days after a written request therefor.

(c) TANNING understands and agrees that, because of the unique. nature of the information, AWS, will suffer irreparable: harm in the event that TANNING fails to comply with any of its obligations under this Section 11 and monetary damages will be inadcquate to compensate AWS for such breach. Accordingly, TANNING agrees that AWS shall, in addition to any other remedy available to it at law or in equity, be entitled to injunctive relief to enforce the terms of this Section 11.

(d) In the event that TANNING, or anyone. to whom it transmits the Information pursuant to this Agreement, becomes legally required to disclose any such Information, TANNING shall provide AWS with prompt notice so that AWS may seek a protective order or other appropriate remedy and/ or waive compliance with the provisions of this Section 11. In the event that such. protective order or other remedy is not obtained, or AWS waives compliance the provisions of this Agreement, TANNING shall furnish only that portion of the Information which it is legally required, to disclose.

APPLICABLE LAW

18. This Agreement shall be construed according to, and governed by, the laws of the State of Florida, U.S.A.

HEADINGS

19. The paragraph headings contained in this Agreement are for reference purposes on and shall not affect in any way the meaning or inzerpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of day and year first above written.

TANNING RESEARCH LABATORIES,INC By:/s/ Jack Surrette Title: EVP - Marketing and Sales

AMERICAN WATER STAR, INC. By:/s/ Roger Mohlman Title: President/CEO

The undersigned does personally guarantee the minimum royalty payments described in the Paragraph 3 above:

By:/s/
Roger Mohlman

EXHIBIT A

LICENSED GOODS

Bottled Flavor Water

EXHIBIT B

TERRITORY

United States

Canada

EXHIBIT C

GUARANTEED ROYALTY

$ 40,000 Minimum/Year 1ST Year

$120,000 Minimun/Year 2nd Year

$200,000 Minimun/Year 3rd Year

If renewal for 3 additional years, the minimum
Royalty shall be $200,000 per year